Filed by Lionheart III Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart III Corp

Commission File No. 001-41011

Commission File No. for related Registration Statement: 333-267301

ASX Release

1 March 2023

Scheme of Arrangement becomes Effective

Security Matters Limited (ASX:SMX) is pleased to announce that earlier today, it lodged an office copy of the orders made by the Federal Court of Australia, approving the proposed schemes of arrangement, with ASIC.

As a result, the Scheme is now effective. A copy of the Court orders lodged with ASIC is attached to this announcement.

It is expected that implementation will occur on 7 March, at which time SMX shareholders who own shares at 7.00PM on 3 March 2023 will receive the consideration provided under the terms of the schemes, being Empatan shares.

The above timetable is indicative only, and the included times and dates are subject to change. SMX will announce any changes to the ASX.

Authorised by the CEO

For further information contact:

MEDIA ENQUIRIES	INVESTOR RELATION ENQUIRIES
Melissa Hamilton	Eric Dusansky
Media and Capital Partners, Sydney, Australia	Inflection Partners, New Orleans, USA
P: +61 (0)4 1775 0274	P: +1 917 420 1309 or +1 504 381 4603
E: Mellissa.hamilton@mcpartners.com.au	E: eric@inflectionpartnersllc.com

-END-

About Lionheart III Corp

Lionheart III Corporation is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, visit: [https://lheartcapital.com/our-companies/lionheart-iii/.]

About Security Matters Limited

Security Matters is the next generation solution to address the anti-counterfeit, brand protection, client liability and track and trace markets. The Company has developed a suite of integrated solutions to solve both authentication and track and trace challenges in order to uphold supply chain integrity, and provide quality assurance and brand accountability to producers of goods.

Follow us through our social channel	@secmattersltd

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Registration Statement”), was filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Registration Statement includes a preliminary proxy statement/prospectus of Lionheart. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. The Registration Statement was declared effective by the SEC on January 19, 2023, the definitive proxy statement/prospectus was filed with the SEC on January 19, 2023. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 33131.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, the proxy statement/prospectus, other relevant materials filed with the SEC in connection with the proposed business combination when they become available, and other reports filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Forward-Looking Statements

This communication includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination;(iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Federal Court of Australia
District Registry: Victoria
Division: General	No: VID777/2022

SECURITY MATTERS LIMITED (ACN 626 192 998) and others named in the schedule Plaintiff

ORDER

JUDGE:	JUSTICE O’CALLAGHAN

DATE OF ORDER:	28 February 2023

WHERE MADE:	Melbourne

OTHER MATTERS:

A.	The proceeding concerns:

(a)

a scheme of arrangement between the plaintiff and the holders of ordinary shares in the plaintiff, the terms of which are set out at pages 419 to 442 of exhibit “NP-17” to the affidavit of Nadav Prawer made on 23 February 2023 – a copy of which pages is Annexure A to this order (the share scheme); and

(b)

a scheme of arrangement between the plaintiff and the holders of certain options in the plaintiff, the terms of which are set out at pages 444 to 467 of exhibit “NP-17” to the affidavit of Nadav Prawer made on 23 February 2023 – a copy of which pages is Annexure B to this order (the option scheme).

B.

The Court is satisfied that neither the share scheme nor the option scheme has been proposed for the purpose of enabling any person to avoid the operation of any of the provisions of Chapter 6 of the Corporations Act 2001 (Cth) (the Act).

THE COURT ORDERS THAT:

1.	Pursuant to s 411(4)(b) of the Act, the share scheme is approved.

2.	Pursuant to s 411(4)(b) of the Act, the option scheme is approved.

3.	Pursuant to s 411(12) of the Act, the plaintiff is exempted from compliance with s 411(11) of the Act in relation to the share scheme and the option scheme.

4.	These orders are to be entered forthwith.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Date that entry is stamped: 28 February 2023

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

ANNEXURE A

K&L GATES

Scheme of Arrangement

Security Matters Limited (“SMX”)

ACN 626 192 998

and

Each Scheme Participant

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Table of Contents

1.	Definitions and interpretation	6

1.1	Definitions	6
1.2	Interpretation	11

2.	Preliminary	12

2.1	SMX	12
2.2	Parent	12
2.3	Consequences of this Scheme becoming Effective	12
2.4	Scheme Implementation Deed, Deed Poll and Lionheart Deed Poll	13

3.	Conditions, Effective Date and Sunset Date	13

3.1	Conditions to the Scheme	13
3.2	Certificates	15
3.3	Effective Date	15
3.4	End Date	15

4.	Implementation of the Scheme	15

4.1	Lodgement	15
4.2	Merger	15
4.3	Implementation of the Capital Reduction and the Scheme	16

5.	Scheme Consideration	16

5.1	Scheme Consideration	16
5.2	Consideration under the Scheme	16
5.3	Ineligible Scheme Participants	17
5.4	Orders of a court or Regulatory Authority	19
5.5	Joint holders	20
5.6	Fractional entitlements and splitting	20
5.7	Trading	20
5.8	Definition of ‘sending’	21
5.9	Unclaimed monies	21

6.	Dealings in Scheme Shares	21

6.1	Determination of Scheme Participants	21
6.2	Register	22
6.3	No disposals after Record Date	22
6.4	Maintenance of SMX Register	22
6.5	Effect of certificates and holding statements	22
6.6	Details of Scheme Participants	22
6.7	Quotation of SMX Shares	22

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

7.	General Scheme provisions	23

7.1	Appointment of agent and attorney	23
7.2	Appointment of sole proxy	23
7.3	Alterations to Scheme or condition	24
7.4	Further action by SMX	24
7.5	No liability when acting in good faith	24
7.6	Enforcement of Deed Poll and Lionheart Deed Poll	24
7.7	Binding effect of Scheme	24
7.8	Scheme Participants’ consent	24
7.9	Warranty by Scheme Participants	25
7.10	Instructions and elections	25

8.	General	25

8.1	Notices	25
8.2	Nature of obligations	26
8.3	No variation	26
8.4	Duty	26
8.5	Governing law and jurisdiction	26

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Scheme of arrangement

Date

Parties

1.	Security Matters Limited ACN 626 192 998 of Level 25, 525 Collins Street, Melbourne, Victoria 3000, Australia (SMX)

2.	Each Scheme Participant

Background

A.	SMX, the Parent and Lionheart have entered into a Scheme Implementation Deed pursuant to which SMX has agreed to propose the Scheme to Scheme Participants.

B.	The Parent has executed a Deed Poll pursuant to which the Parent covenants in favour of Scheme Participants to perform certain obligations to give effect to the Scheme.

C.	Lionheart has executed the Lionheart Deed Poll pursuant to which Lionheart covenants in favour of Scheme Participants to perform certain obligations to give effect to the Scheme.

Agreed terms

1.	Definitions and interpretation

1.1	Definitions

In this Scheme:

ASIC means the Australian Securities and Investments Commission;

ASX means ASX Limited or the financial market known as the Australian Securities Exchange operated by it, as appropriate;

Business Day means a day that is not a Saturday, Sunday, public holiday or bank holiday in: (a) Melbourne, Victoria, Australia; (b) Delaware, United States of America; or (c) Dublin, Ireland;

Capital Reduction means an equal capital reduction of capital under section 256B of the Corporations Act pursuant to which all SMX Shares are to be cancelled in accordance with the terms of the Capital Reduction Resolution;

Capital Reduction Resolution has the meaning given in the Scheme Implementation Deed;

Certificate of Merger means the certificate of merger contemplated by clause 2.3(b)(i);

CHESS means the Clearing House Electronic Subregister System of share transfers operated by ASX Settlement;

CHESS Holding has the meaning given in the Settlement Rules;

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Claim means any claim, action demand, suit or proceeding for damages, debt, restitution, equitable compensation, account, injunction, specific performance or any other remedy;

Condition has the meaning given in clause 3.1(a) of this Scheme;

Conversion has the meaning given in the Settlement Rules;

Corporations Act means the Corporations Act 2001 (Cth);

Court means the Supreme Court of Victoria or any other court of competent jurisdiction under the Corporations Act as SMX, the Parent and Lionheart may agree in writing;

Deed Poll means the deed poll dated [insert] executed by the Parent under which the Parent covenants in favour of each Scheme Participant to perform (amongst other things) the actions attributed to it under this Scheme;

Duty means any stamp, transaction or registration duty or similar charge which is imposed by any Regulatory Authority and includes any associated interest, penalty, charge or other amount which is imposed;

Effective means the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme;

Effective Date means the date on which the Scheme becomes Effective;

Employee Share Option has the meaning given to ESOP Option in the Scheme Implementation Deed.

Encumbrance means:

(a)	any:

legal or equitable interest or power created, arising in or reserved in or over an interest in any property or asset; or

(ii)

security for payment of money, performance of obligations or protection against default (including a mortgage, bill of sale, charge, lien, pledge, trust, power or retention of title arrangement, right of set-off, assignment of income, garnishee order, monetary claim and flawed deposit arrangement);

(b)	any thing or preferential interest or arrangement of any kind giving a person priority or preference over claims or other persons with respect to any property or asset;

(c)	a PPSA Security Interest; or

(d)	any agreement or arrangement (whether legally binding or not) to grant or create anything referred to in paragraph (a), (b) or (c);

End Date means 8 May 2023 or such other date and time agreed in writing between Lionheart and SMX;

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Foreign Scheme Participant means a Scheme Participant whose Registered Address is a place outside of:

(a)

who (as at the Record Date) is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of Australia and its external territories, Canada, France, Netherlands, England, St Kitts and Nevis, Luxembourg, Singapore, British Virgin Islands, Israel and the United States; or

(2)

whose address shown in the Register (as at the Record Date) is a place outside Australia and its external territories, Canada, France, Netherlands, England, St Kitts and Nevis, Luxembourg, Singapore, British Virgin Islands, Israel and the United States or who is acting on behalf of such a person, unless Lionheart has determined prior to the Implementation Date that:

(3)	it is lawful and not unduly onerous or unduly impracticable to issue that Scheme Participant with the New Parent Shares on implementation of the Scheme; and

(4)

it is lawful for that Scheme Participant to participate in the Scheme by the law of the relevant place outside Australia and its external territories, Canada, France, Netherlands, England, St Kitts and Nevis, Luxembourg, Singapore, British Virgin Islands Israel and the United States;

General Meeting means the meeting of SMX Shareholders to approve the Capital Reduction in accordance with section 256C(1) of the Corporations Act;

Implementation Date means, the fifth Business Day after the Record Date, or such other Business Day as Lionheart and SMX agree in writing;

Ineligible Scheme Participants means Foreign Scheme Participants;

Issuer Sponsored Holding has the meaning given in the Settlement Rules;

Lionheart means Lionheart III Corp. a Delaware Corporation of 4218 NE 2nd Avenue, Miami, FL 33137;

Lionheart Deed Poll means the deed poll dated [insert] executed by Lionheart under which Lionheart covenants in favour of each Scheme Participant to perform (amongst other things) the actions attributed to it under this Scheme;

Merger has the meaning given in clause 2.2(d);

Merger Sub means Aryeh Merger Sub, Inc. a Delaware Corporation;

NASDAQ means the NASDAQ Stock Market LLC or any other stock exchange in the United States of America upon which the Parent Shares are listed;

New Parent Shares means the Parent Shares to be issued under the Scheme as Scheme Consideration;

Option Scheme has the meaning given in the Scheme Implementation Deed;

Parent means Empatan PLC, a public limited company incorporated in Ireland with registered number 722009;

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Parent’s Constitution means the constituent documents of the Parent as amended from time to time;

Parent Share means one ordinary share in the share capital of the Parent;

PPSA means the Personal Property Securities Act 2009 (Cth);

PPSA Security Interest means a security interest as defined in the PPSA;

Proceeds means the gross proceeds of the sale of the Sale Shares under clause 5.3(a)(ii), after deducting applicable brokerage, Duty and other selling costs, taxes and charges;

Record Date means 7.00 pm on the date which is 2 Business Days after the Effective Date, or such other Business Day agreed by Lionheart, the Parent and SMX;

Register means the register of members of SMX maintained by or on behalf of SMX in accordance with section 168(1) of the Corporations Act;

Registered Address means the address of a Scheme Participant shown in the Register;

Regulatory Authority means:

(a)	any government or governmental, semi-governmental, administrative, monetary, fiscal or judicial body, tribunal, agency or entity;

(b)	a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government; or

(c)	any regulatory organisation established under statute, in any part of the world, and whether foreign, federal, state, territorial or local;

Sale Agent means the person appointed by SMX to sell the Sale Shares under clause 5.3;

Sale Shares means the New Parent Shares to which Ineligible Scheme Participants would have been entitled under this Scheme but for the operation of clause 5.3;

Scheme means this scheme of arrangement pursuant to Part 5.1 of the Corporations Act between SMX and Scheme Participants in respect of the Scheme Shares, subject to:

(d)	any amendments agreed in writing by Lionheart, the Parent and SMX, and approved by the Court; and

(e)	any amendments made or required by the Court under section 411(6) of the Corporations Act and approved by Lionheart, the Parent and SMX in writing;

Scheme Implementation Deed means the Scheme Implementation Deed dated [•] July 2022 between the Parent, Lionheart and SMX;

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Scheme Consideration means subject to clauses 5.3, 5.4 and 5.6 of this Scheme, the number of New Parent Shares per Scheme Share calculated in accordance with the following formula:

NPS   =  N

                    A+ B+ C

where:

NPS is the number of New Parent Shares per Scheme Share;

A

is the total number of SMX Shares on issue as at the Record Date (or which would be on issue if all securities of SMX convertible into SMX Shares had converted on that date, other than Scheme Options and Employee Share Options);

B

is the total number of Option Exercise Shares (as defined in the Option Scheme) to be issued on exercise of all Scheme Options on the basis of a Cashless Exercise (as defined in the Option Scheme) under the Option Scheme;

C	is the total number of Employee Share Options on issue as at the Record Date; and

N	is 20,000,000.

Scheme Meeting means the meeting of SMX Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider and vote on the Scheme;

Scheme Option has the meaning given in the Option Scheme;

Scheme Participant means a person who is registered in the Register as the holder of one or more Scheme Shares as at the Record Date;

Scheme Share means an SMX Share on issue as at the Record Date;

Second Court Date means the first day on which the application to approve the Scheme under section 411(4)(b) of the Corporations Act is heard by the Court or scheduled to be heard or, if the application is adjourned for any reason, the date on which the adjourned application is heard or scheduled to be heard;

Settlement Rules means the ASX Settlement Operating Rules;

SMX Convertible Notes means the A$828,240 convertible notes issued by SMX in May 2022.

SMX Option means an option granted by SMX to acquire by way of issue one or more SMX Shares.

SMX Registry means Boardroom Pty Limited or any replacement provider of share registry services to SMX;

SMX Share means a fully paid ordinary share in the capital of SMX;

SMX Shareholder means each person who is registered in the Register as a holder of SMX Shares; and

Tax means any tax, levy, charge, excise, impost, rates, fee, deduction, compulsory loan or withholding, which is assessed, levied, imposed or collected by any fiscal Regulatory Authority and includes any interest, fine, penalty, charge, fee, expenses or other statutory charges or any other such amount imposed by any fiscal Regulatory Authority on or in respect of any of the above, but excludes Duty.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Tax Law Tax Law means a law with respect to or imposing any Tax.

Trust Account means a US dollar denominated trust account operated by Parent as trustee for the benefit of Ineligible Scheme Participants.

Unclaimed Money Act means the Unclaimed Money Act 2008 (Vic).

1.2	Interpretation

In this Scheme unless the context requires otherwise:

(a)	the singular includes the plural and vice versa;

(b)	a gender includes the other genders;

(c)	headings are used for convenience only and do not affect the interpretation of this Scheme;

(d)	other grammatical forms of a defined word or expression have a corresponding meanings;

(e)	a reference to a document is to that document as amended, novated, supplemented, extended or restated from time to time;

(f)	a reference to a party is to a party to this Scheme and includes that party’s executors, administrators, successors, permitted assigns and permitted substitutes;

(g)	if something is to be or may be done on a day that is not a Business Day then it must be done on the next Business Day;

(h)	“person” includes a natural person, partnership, body corporate, association, joint venture, governmental or local authority, and any other body or entity whether incorporated or not;

(i)	“month” means calendar month and “year” means 12 consecutive months;

a reference to all or any part of a statute, rule, regulation or ordinance (statute) is to that statute as amended, consolidated, re-enacted or replaced from time to time;

(k)	“include”, “for example” and any similar expressions are not used, and must not be interpreted, as words of limitation;

(I)	money amounts are stated in Australian currency unless otherwise specified;

(m)	a reference to time is to Melbourne, Australia time;

(n)

a reference to any agency or body that ceases to exist, is reconstituted, renamed or replaced, or has its powers or functions removed (defunct body) is to the agency or body that performs most closely the powers or functions of the defunct body;

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(o)	any provision in this Scheme which is in favour of more than one person benefits all of them jointly and each of them severally; and

(p)	any provision in this Scheme which binds more than one person binds all of them jointly and each of them severally.

2.	Preliminary

2.1 SMX

(a)	SMX is a public company limited by shares, incorporated and registered in Victoria, Australia.

(b)	SMX is admitted to the official list of the ASX and SMX Shares are officially quoted on the financial market operated by ASX.

(c)	As at the date of the Scheme Implementation Deed, SMX had the following securities on issue:

Number	Type

165,854,581	SMX Shares

39,607,007	SMX Options (various exercise prices, various expiry dates) (excluding ESOP)

10,000,000	Legacy Performance Options

7,376,732	Employee Share Options

828,240	AU D $1.00 denominated SMX Convertible Notes

2.2 Merger

(a)	Merger Sub is a wholly owned subsidiary of the Parent, incorporated as a Delaware, USA Corporation.

(b)	Lionheart is a Delaware incorporated special purpose acquisition company listed on the NASDAQ.

(c)	On or before the Implementation Date (and as further described below), Lionheart will merge with Merger Sub and will become a wholly owned subsidiary of Parent (Merger).

2.3 Consequences of this Scheme becoming Effective

If the Scheme becomes Effective then:

(a)	Parent will apply for the New Parent Shares to be listed on NASDAQ.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(b)	subject to the terms of this Scheme:

(i)

by no later than the Business Day prior to the Implementation Date Lionheart will file a Certificate of Merger with the Secretary of State of Delaware, with the certificate of Merger to take effect on the Implementation Date, resulting in the Merger completing.

(ii)	on the Implementation Date, subject to completion of the step set out in clause 2.3(b)(i):

(A)	SMX will implement the Capital Reduction under which all Scheme Shares will be cancelled; and

(B)	Parent will issue the Scheme Consideration to Scheme Participants, in accordance with this Scheme.

(iii)

subject to completion of the steps set out in clauses 2.3(b)(i) and 2.3(b)(ii)(A), and in consideration of the issuance of the Scheme Consideration, SMX will immediately issue one SMX Share to the Parent.

(c)	it will bind SMX and all Scheme Participants, including those who do not attend the Scheme Meeting, those who do not vote at that meeting and those who vote against this Scheme at that meeting; and

(d)	it will override the constitution of SMX, to the extent of any inconsistency.

2.4	Scheme Implementation Deed, Deed Poll and Lionheart Deed Poll

(a)	The Parent and SMX have agreed, by executing the Scheme Implementation Deed, to implement the terms of this Scheme.

(b)

This Scheme attributes actions to the Parent but does not itself impose an obligation on the Parent to perform those actions. The Parent has agreed by executing the Deed Poll for the benefit of the Scheme Participants to perform (or procure the performance of) its obligations as contemplated by this Scheme, including to provide (or procure the provision of) the Scheme Consideration to Scheme Participants.

(c)

This Scheme attributes certain actions to Lionheart but does not itself impose an obligation on Lionheart to perform those actions. Lionheart has agreed by executing the Lionheart Deed Poll for the benefit of Scheme Participants to perform (or procure the performance of) its obligations as contemplated by this Scheme.

3.	Conditions, Effective Date and Sunset Date

3.1	Conditions to the Scheme

(a)	The Scheme is conditional on, and will have no force or effect until, the satisfaction of each of the following conditions (each a Condition):

(i)

all conditions precedent in clause 3.1 of the Scheme Implementation Deed having been satisfied or waived in accordance with the terms of the Scheme Implementation Deed by 8.00am on the Second Court Date (other than the condition precedent in clause 3.1(c) (Court approval) and clause 3.1(t) (Option Scheme));

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(ii)	neither the Scheme Implementation Deed nor the Deed Poll nor the Lionheart Deed Poll having been terminated in accordance with their terms on or before 8.00am on the Second Court Date;

(iii)

approval of this Scheme by the Court under section 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under section 411(6) of the Corporations Act as are agreed to in writing by the Parent, Lionheart and SMX;

(iv)	such other conditions in respect of this Scheme as may be imposed by the Court under section 411(6) of the Corporations Act, as are acceptable to the Parent, Lionheart and SMX, having been satisfied;

(v)

the orders of the Court made under section 411(4)(b) (and if applicable section 411(6)) of the Corporations Act approving the Scheme coming into effect, under section 411(10) of the Corporations Act, on or before the End Date; and

(vi)

unless the condition precedent in clause [3.1(t) (Option Scheme)] of the Scheme Implementation Deed has been waived in accordance with the terms of the Scheme Implementation Deed by 8.00am on the Second Court Date:

(A)

all conditions precedent in respect of the Option Scheme set out in clause 3.2 of the Scheme Implementation Deed being satisfied or waived in accordance with the terms of the Scheme Implementation Deed by 8.00am on the Second Court Date (other than the condition precedent in clause 3.2(b) (Court approval) and clause 3.2(e) (Scheme));

(B)

approval of the Option Scheme by the Court under section 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under section 411(6) of the Corporations Act as are agreed in writing by the Parent, Lionheart and SMX;

(C)

such other conditions in respect of the Option Scheme as may be imposed by the Court in respect of the Option Scheme under section 411(6) of the Corporations Act, as are acceptable to Parent, Lionheart and SMX having been satisfied or waived; and

(D)

the orders of the Court made under section 411(4)(b) (and if applicable section 411(6) of the Corporations Act approving the Option Scheme coming into effect, under section 411(10) of the Corporations Act, on or before the End Date.

(b)	The satisfaction of the conditions referred to in clause 3.1(a) of this document is a condition precedent to the operation of clauses 4 and 5 and the binding effect of this Scheme.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

3.2	Certificates

(a)	The Parent, Lionheart and SMX must each give to the Court on the Second Court Date a certificate confirming (in respect of matters within their knowledge) whether or not:

(i)	the Conditions in clauses 3.1(a)(i) and 3.1(a)(ii) have been satisfied;

(ii)

the condition precedent in clause 3.1(t) (Option Scheme) of the Scheme Implementation Deed has been waived in accordance with the terms of the Scheme Implementation Deed by 8.00am on the Second Court Date; and

(iii)	if the condition precedent in clause 3.1(t) of the Scheme Implementation Deed has not been waived by 8.00am on the Second Court Date, whether the Condition in clause 3.1(a)(vi)(A) has been satisfied.

(b)	The certificates referred to in clause 3.2(a) constitute conclusive evidence that such Conditions were satisfied.

3.3	Effective Date

Subject to clause 3.4, the Scheme will take effect pursuant to section 411(10) of the Corporations Act on and from the Effective Date.

3.4	End Date

The Scheme will lapse and be of no further force or effect if:

(a)	the Effective Date does not occur on or before the End Date; or

(b)	the Scheme Implementation Deed or Deed Poll or Lionheart Deed Poll are terminated in accordance with their terms,

unless SMX, the Parent and Lionheart agree in writing otherwise, with the approval of the Court, if required.

4.	Implementation of the Scheme

4.1	Lodgement

If all of the Conditions set out in clauses 3.1(a)(i) to (iv) (inclusive) are satisfied or (if relevant) waived, and unless the Condition set out in clause 3.1(a)(iv) has been waived, all of the Conditions in clause 3.1(a)((vi)(A) to (C) (inclusive) are satisfied, or where relevant waived, SMX must lodge with ASIC an office copy of the orders approving the Scheme in accordance with section 411(10) of the Corporations Act, as soon as reasonably practicable after the Court approves this Scheme and in any event before 5.00pm on the Business Day after the Business Day the Court approves the Scheme or such other Business Day as SMX, Lionheart and the Parent agree in writing.

4.2	Merger

By the Business Day before the Implementation Date, Lionheart must file, or procuring the filing of the Certificate of Merger with the Secretary of State of Delaware, on the basis that the Merger will take effect on the Implementation Date.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

4.3	Implementation of the Capital Reduction and the Scheme

On the Implementation Date subject to Lionheart confirming in writing that the Certificate of Merger has been filed with the Secretary of State of Delaware in accordance with the clause 4.2 and that has not withdrawn the Certificate of Merger, and subject to the provision of the Scheme Consideration to Scheme Participants in accordance with clause 5:

(a)

all of the Scheme Shares will be cancelled in accordance with the Capital Reduction Resolution without any further act by any Share Scheme Participant (other than acts performed as attorney and agent for Scheme Participants under clause 7.1 or otherwise); and

(b)	subject to, the cancellation of the Scheme Shares in accordance with clause 4.3(a), SMX must immediately issue one SMX Share to the Parent,

and SMX must immediately update, or procure that the Register is updated, accordingly.

5.	Scheme Consideration

5.1	Scheme Consideration

Subject to clauses 5.3, 5.4 and 5.6, each Scheme Participant is entitled to receive the Scheme Consideration in respect of each Scheme Share held by that Scheme Participant.

5.2	Consideration under the Scheme

(a)	Before 5.00pm on the Implementation Date, the Parent must issue all of the New Parent Shares which it is required to issue to Scheme Participants and the Sale Agent under this Scheme by:

(i)

procuring that the name of each Scheme Participant entitled to receive New Parent Shares under this Scheme is entered in the Parent’s register of members as the holder of the New Parent Shares to which the Scheme Participant is entitled (using the same holding name and address and other details as the holding of the relevant Scheme Shares); and

(ii)	procuring that the name of Sale Agent is entered in the Parent’s register of members as the holder of the Sale Shares (using such holding details as are notified by the Sale Agent).

(b)	Subject to this Scheme becoming Effective, the Parent must ensure that each New Parent Share issued as Scheme Consideration will at the time it is issued:

(i)	rank equally with all Parent Shares then in issue;

(ii)	be duly and validly issued in accordance with applicable laws and the Parent’s Constitution; and

(iii)	be issued fully paid and free from any Encumbrances and interests of third parties of any kind, whether legal or otherwise.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(c)

Each Scheme Participant that becomes a shareholder of the Parent will be taken, automatically through this Scheme, to have agreed to become a member of the Parent in accordance with the Parent’s Constitution.

(d)

On or before the date that is 2 Business Days after the Implementation Date, the Parent must send, or procure the sending of, a certificate, allotment advice or holding statement (or equivalent document) to each Scheme Participant entitled to receive New Parent Shares under this Scheme, reflecting the issue of such New Parent Shares in accordance with clause 5.2(d).

5.3	Ineligible Scheme Participants

(a)	The Parent will be under no obligation under the Scheme to provide and will not provide, any New Parent Shares to Ineligible Scheme Participants, and instead:

(i)	subject to clause 5.4 and 5.6, the Parent must issue the New Parent Shares which would otherwise be required to be provided to the Ineligible Scheme Participants under the Scheme to the Sale Agent;

(ii)

Parent must procure that, as soon as reasonably practicable after the Implementation Date and, in any event, not more than 15 Business Days after the Implementation Date, the Sale Agent, sells or procures the sale, in the ordinary course of trading on NASDAQ, of all the Sale Shares issued to the Sale Agent;

(iii)

as soon as reasonably practicable after the last sale of Sale Shares in accordance with clause 5.3(a)(ii), Parent must procure that Sale Agent remits the Proceeds into the Trust Account (for payment by Parent to the Ineligible Scheme Participants in accordance with clauses 5.3(a)(iv), 5.3(b) to 5.3(f) (inclusive) and 5.4 of this Scheme); and

(iv)

as soon as practicable following payment into the Trust Account of the Proceeds, Parent must pay, or procure the payment, from the Trust Account to each Ineligible Scheme Participant such amount of cash as is due to that Scheme Participant as Scheme Consideration in respect of their Sale Shares, being in the case of each such person the amount “A” calculated in accordance with the following formula and rounded to the nearest whole cent:

A =	(B+ C)x D

where

A =	the amount to be paid to each relevant Ineligible Scheme Participant;

B =	the number of Sale Shares that would have been issued to that Ineligible Scheme Participant had it not been an Ineligible Scheme Participant;

C =	the total number of Sale Shares; and

D =	the Proceeds.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(b)

None of SMX, the Parent or the Sale Agent gives any assurance as to the price that will be achieved for the sale of New Parent Shares described in clause 5.3(a) above. The sale of Sale Shares by the Sale Agent will be at the risk of the Ineligible Scheme Participants.

(c)	The amount referred to in clause 5.3(a)(iv) must be paid by Parent doing any of the following at its election:

(i)

sending it (or procuring that it is sent) to the Scheme Participant’s Registered Address (or in the case of joint holders, in accordance with clause 5.5(b)) by cheque in US currency drawn out of the Trust Account; or

(ii)

depositing it via an electronic funds transfer (or procuring that it is deposited via an electronic funds transfer) it into an account with any Australian ADI (as defined in the Corporations Act) notified to Parent (or SMX Registry) by an appropriate authority from the Ineligible Scheme Participant.

(d)

If there is any surplus in the amount held by Parent in the Trust Account, that surplus less any bank fees and other bank charges will be to the account of Parent. Any interest on the amounts deposited in the Trust Account (less bank fees and other charges) will be to the Parent’s account.

(e)	If any amount is required under any applicable law or by any Regulatory Authority to be:

(i)	withheld from an amount payable under clause 5.3(a)(iv) or 5.3(c) and paid to that entity or authority; or

(ii)	retained by the Parent out of an amount payable under clause 5.3(a)(iv) or 5.3(c),

its payment or retention by or on behalf of Parent will constitute the full discharge of the Parent’s obligations under this clause with respect to the amount so paid or retained until, in the case of clause 5.3(e)(ii), it is no longer required to be retained.

Each Ineligible Scheme Participant appoints Parent as its agent to receive on its behalf any financial services guide or other notices (including any updates of those documents) (or equivalent) that the Sale Agent is required to provide to Ineligible Scheme Participants under the Corporations Act, or any other applicable law.

(g)	Parent agrees to appoint the Sale Agent at least two weeks prior to the Scheme Meeting.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

5.4	Orders of a court or Regulatory Authority

(a)

Notwithstanding any other provision of this Scheme, in the case of notice having been given to SMX (or SMX Registry) or Parent receives written notice of an order or direction made by a court of competent jurisdiction or Regulatory Authority that:

(i)

requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Shares held by a particular Scheme Participant, which would otherwise be required to be paid in or issued to that Scheme Participant in accordance with this clause 5 (including payment of proceeds otherwise payable to an Ineligible Scheme Participant), then SMX or Parent must procure that the provision of that consideration is made in accordance with that order; or

(ii)

prevents SMX or the Parent from providing consideration to any particular Scheme Participant in accordance with this clause 5 (including payment of proceeds otherwise payable to an Ineligible Scheme Participant), or the payment or issuance of Scheme Consideration is otherwise prohibited by applicable law, then SMX or the Parent (as applicable) will be entitled to not pay or issue (or in the case of SMX, direct Parent not to issue) the Scheme Consideration to the relevant Scheme Participant until such time as the provision of the Scheme Consideration in accordance with clause 5 is permitted by that (or another) order or direction or otherwise by the applicable law ,or issue (or in the case of SMX, direct the Parent to issue) to a permitted trustee or nominee, the Scheme Consideration that the relevant Scheme Participant would otherwise be entitled under this Scheme, and such actions will constitute full discharge of each of SMX and the Parent’s obligations in respect of the relevant Scheme Consideration.

(b)

If the Parent determines (acting reasonably and after having received professional advice) that it may be required by any Tax Law to pay an amount to any Regulatory Authority (other than Duty) in respect of the cancellation of Scheme Shares of a Scheme Participant:

(i)

the Parent is permitted to deduct such amount as it reasonably determines (after having received professional advice) from the payment or issuance of Scheme Consideration to that Scheme Participant (including by way of reduction of the number of New Parent Shares otherwise required to be issued to the Scheme Participant) as Parent determines (acting reasonably) to discharge the obligation to pay the applicable amount to the Regulatory Authority; and

(ii)

deal with the deducted amount as the Parent determines (acting reasonably) to satisfy its obligations under the relevant Tax Law, including by paying applicable amounts to the Regulatory Authority, or procuring the sale of New Parent Shares which would otherwise have been issued to the Scheme Participant and remission of the proceeds of sale (after deducting and paying applicable applicable brokerage, Duty and other selling costs, taxes and charges) to the Regulatory Authority, and such actions will constitute full discharge of each of SMX and the Parent’s obligations in respect of the relevant Scheme Consideration.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

5.5	Joint holders

In the case of Scheme Shares held in joint names:

(a)	any New Parent Shares issued as Scheme Consideration, must be issued to and registered in the names of the joint holders;

(b)	any cheque required to be sent under this Scheme will be made payable to the joint holders and sent to the holder whose name appears first in the Registry as at the Record Date; and

(c)	any other document required to be sent under this Scheme, will be forwarded to the holder whose name appears first in the Registry as at the Record Date.

5.6	Fractional entitlements and splitting

(a)

Subject to clause 5.6(b), where the calculation of the number of New Parent Shares to be issued to a particular Scheme Participant as Scheme Consideration would result in an entitlement to the issue of a fraction of a Parent Share which is 0.5 or greater, the fractional entitlement will, after aggregating all holdings of the Scheme Participant, be rounded up to the nearest whole number of New Parent Shares, otherwise the rounding will be down to the nearest whole number.

(b)

If Lionheart and SMX reasonably believe that two or more Scheme Participants, each of whom holds a number of Scheme Shares which results in rounding in accordance with clause 5.6(a), have, on or before the Record Date, been party to shareholding splitting or division in an attempt to obtain an advantage by reference to the rounding provided for under clause 5.6(a), SMX must, if requested by Lionheart, send a notice to those Scheme Participants:

setting out their names and Registered Addresses;

(ii)	stating that opinion; and

(iii)	attributing to one of them specifically identified in the notice (Deemed Holder) all of the Scheme Shares held by all of them, on which, for the purposes of the Scheme:

and after such notice has been given the Scheme Participant specifically identified in the notice as the Deemed Holder of the specified Scheme Shares will, for the purposes of this Scheme, be taken to hold all of those Scheme Shares and each of the other Scheme Participants whose names and Registered Addresses are set out in the notice will, for the purposes of this Scheme, be taken to hold no Scheme Shares. Parent, complying with the provisions of this Scheme relating to it in respect of the Scheme Participant specifically identified in the notice as the Deemed Holder of the specified Scheme Shares, will be taken to have satisfied and discharged its obligations under the terms of the Scheme to all the Scheme Participants named in the notice. For the avoidance of doubt, the Parent must still pay the Scheme Consideration to the Deemed Holder, subject to the terms of this Scheme.

5.7	Trading

Subject to this Scheme becoming Effective, the Parent will apply for the New Parent Shares comprising the Scheme Consideration to be approved for conditional listing on NASDAQ and use its reasonable endeavours to ensure that on and from the Business Day after the Implementation Date, the New Parent Shares comprising the Scheme Consideration will be approved for listing on NASDAQ.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

5.8	Definition of ‘sending’

For the purposes of clause 5, the expression sending means, in relation to each Scheme Participant:

(a)	sending by ordinary pre-paid post or courier to the Registered Address of that Scheme Participant as at the Scheme Record Date; or

(b)	delivery to the Registered Address of that Scheme Participant as at the Record Date by any other means at no cost to the recipient.

5.9	Unclaimed monies

(a)	Parent may cancel a cheque issued under clause 5.3(c)(i) if the cheque:

(i)	is returned to Parent; or

(ii)	has not been presented for payment within 6 months after the date on which the cheque is sent.

(b)

During the period of 12 months commencing on the Implementation Date, on request in writing from an Ineligible Scheme Participant to Parent (or the SMX Registry), which request must not be made until the date which is 20 Business Days after the Implementation Date, Parent must reissue a cheque that was previously cancelled under clause 5.9(a)(ii).

(c)	The Unclaimed Money Act will apply in relation to any Scheme Consideration which becomes “unclaimed money” as defined in that Act.

6.	Dealings in Scheme Shares

6.1	Determination of Scheme Participants

To establish the identity of the Scheme Participants, dealings in SMX Shares will only be recognised by SMX if:

(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant SMX Shares on or before 7.00pm on the Record Date; and

(b)

in all other cases, registrable transmission applications or transfers in registrable form, or valid requests in respect of other alterations, in relation to those dealings are received on or before 5.00pm the Record Date at the place where the Register is kept, and SMX must not accept for registration, nor recognise for any purpose (except any transfer by the Parent or its successors in title, following implementation of the steps set out in clause 4.3 of this Scheme, or an issue of SMX Shares on the exercise of SMX Options on the Implementation Date in accordance with the Option Scheme), any transmission application, transfer or other request received after such times, or received prior to such times but not in registrable or actionable form, as appropriate.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

6.2	Register

SMX must register any registrable transmission application or transfers, or other valid request in respect of other alterations, of the Scheme Shares received in accordance with clause 6.1(b) of this Scheme on or before the Record Date.

6.3	No disposals after Record Date

If this Scheme becomes Effective:

(a)

from the Record Date until implementation of the steps set out in clause 4.3 of this Scheme, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of, or purport or agree to dispose of, any Scheme Shares or any interest in them in any way except as set out in this Scheme and any such disposal will be void and of no legal effect; and

(b)

SMX will not accept for registration or recognise for any purpose any transmission, application or transfer, or other valid request in respect of other alterations, in respect of SMX Shares received after 5.00pm on the Record Date (or 7.00pm on the Record Date in the case of dealings of the type effected by CHESS) (except for any transfer by the Parent or its successors in title, following implementation of the steps set out in clause 4.3 of this Scheme, or an issue of SMX Shares on the exercise of SMX Options on the Implementation Date in accordance with the Option Scheme ).

6.4	Maintenance of SMX Register

For the purpose of determining entitlements to the Scheme Consideration, SMX must maintain the Register in accordance with the provisions of this clause 6 until the Scheme Consideration has been provided to the Scheme Participants and the and the other steps set out in clause 4.3 of this Scheme have been completed. The Register in this form will solely determine entitlements to the Scheme Consideration.

6.5	Effect of certificates and holding statements

(a)	Any statements of holding in respect of Scheme Shares will cease to have effect after the Record Date as documents of title in respect of those SMX Shares.

(b)

As from the Record Date, each entry current on the Register as at the Record Date will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Scheme Shares relating to an entity.

6.6	Details of Scheme Participants

As soon as practicable after the Record Date, and in any event on the first Business Day after the Record Date, SMX must ensure that details of the names, Registered Addresses and holdings of Scheme Shares for each Scheme Participant, as shown in the Register on the Record Date are available to the Parent in such form as the Parent reasonably requires.

6.7	Quotation of SMX Shares

(a)	SMX must apply to ASX to suspend trading on ASX in SMX Shares with effect from the close of trading on ASX on the Effective Date.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(b)

On the next trading day after the Implementation Date (or such other date to be determined by the Parent and notified to SMX in writing), and only after the cancellation of all Scheme Shares has been registered in accordance with clause 4.3, SMX must apply:

(i)	for termination of the official quotation of SMX Shares on ASX; and

(ii)	to have itself removed from the official list of the ASX.

7.	General Scheme provisions

7.1	Appointment of agent and attorney

On the Effective Date, each Scheme Participant, without the need for any further act:

(a)

irrevocably appoints SMX as its agent and attorney for the purpose of executing any document or form or doing any other act necessary or incidental to give effect to the terms of this Scheme and the transactions contemplated by it, including the cancellation of the Scheme Shares pursuant to the Capital Reduction and the giving of the Scheme Participant’s consent under clause 7.8; and

(b)	irrevocably appoints SMX as its agent and attorney for the purpose of enforcing the Deed Poll against the Parent and the Lionheart Deed Poll against Lionheart,

and SMX accepts such appointment. SMX, as agent and attorney of each Scheme Participant, and may sub-delegate its functions, authorities or powers under this clause 7.1 to all or any of its directors and officers (jointly, severally or jointly and severally).

7.2	Appointment of sole proxy

Immediately upon the provision of the Scheme Consideration to the Scheme Participants in the manner contemplated by clause 5, and until all of the Scheme Shares have been cancelled, each Scheme Participant:

(a)

is deemed to have irrevocably appointed the Parent as attorney and agent (and directed the Parent in each such capacity) to appoint any director, officer, secretary or agent nominated by the Parent as its sole proxy and, where applicable or appropriate, corporate representative to attend SMX shareholders’ meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any SMX Shareholders’ resolution or document;

(b)	must not attend or vote at any SMX shareholders’ meetings or sign any SMX Shareholders’ resolutions, whether in person, by proxy or by corporate representative (other than pursuant to clause 7.2(a));

(c)	must take all other actions in the capacity of a registered holder of Scheme Shares as the Parent reasonably directs; and

(d)

acknowledges and agrees that in exercising the powers referred to in clause 7.2(a), the Parent and any director, officer, secretary or agent nominated by the Parent under clause 7.2(a) may act in the best interests of the Parent.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

7.3	Alterations to Scheme or condition

SMX may, by its counsel or solicitors, and with the written consent of the Parent and Lionheart (which cannot be unreasonably withheld), consent on behalf of all persons concerned, including a Scheme Participant, to any alteration or condition to the Scheme which the Court thinks fit to impose. Each Scheme Participant agrees to any such variation, alteration or condition.

7.4	Further action by SMX

(a)

SMX must execute all documents and do all things (on its own behalf and on behalf of each Scheme Participant) necessary or expedient to implement, and perform its obligations under and give effect to, this Scheme and the transactions contemplated by it, including the Capital Reduction.

(b)

Each Scheme Participant consents to SMX executing all documents and doing all things necessary or expedient to implement and give effect to this Scheme and the transactions contemplated by it, including the Capital Reduction.

7.5	No liability when acting in good faith

Each Scheme Participant agrees that neither SMX, the Parent, Lionheart nor any of their respective officers, employees and advisers (as applicable), will be liable for anything done or omitted to be done in the performance of this Scheme, the Deed Poll or the Lionheart Deed Poll in good faith.

7.6	Enforcement of Deed Poll and Lionheart Deed Poll

SMX undertakes in favour of each Scheme Participant that it will enforce the Deed Poll against the Parent and the Lionheart Deed Poll against Lionheart on behalf of and as agent and attorney for the Scheme Participants.

7.7	Binding effect of Scheme

This Scheme binds SMX and all Scheme Participants (including those who did not attend the Scheme Meeting, those who did not vote at that meeting, or voted against this Scheme at that meeting) and, to the extent of any inconsistency, overrides the constitution of SMX.

7.8	Scheme Participants’ consent

Each Scheme Participant irrevocably:

(a)	agrees to the cancellation of their SMX Shares together with all rights and entitlements attaching to those SMX Shares in accordance with this Scheme and the Capital Reduction;

(b)

consents to SMX, Lionheart and the Parent doing all things and executing all deeds, instruments, other documents as may be necessary, incidental or expedient to the implementation and performance of the Scheme and the Capital Reduction;

(c)	agrees to the variation, cancellation or modification of the rights attached to their Scheme Shares constituted or resulting from the Scheme and the Capital Reduction;

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(c)

who holds their SMX Shares in a CHESS Holding, agrees to the Conversion of those SMX Shares to an Issuer Sponsored Holding and irrevocably authorises SMX to do anything necessary or expedient (whether required by the Settlement Rules or otherwise) to effect or facilitate such Conversion;

(d)	agrees to, on the direction of the Parent, destroy any holding statements or share certificates relating to their Scheme Shares;

(e)

agrees to become a shareholder of Parent, to have their name registered in the register of members of the Parent as holder of Parent Shares (in respect of the New Parent Shares which they are to be issued pursuant to this Scheme) and to be bound by the Parent’s Constitution.

7.9	Warranty by Scheme Participants

(a)	Each Scheme Participant is deemed to have warranted to SMX in its own right and for the benefit of the Parent on the Implementation Date that:

(i)

all their Scheme Shares (including any rights and entitlements attaching to those shares) will, at the date of their cancellation, be fully paid and free from all Encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on cancellation of any kind, whether legal or otherwise; and

(ii)	it has no existing right to be issued any SMX Shares, SMX Options, SMX performance rights, SMX convertible notes or any other SMX securities, other than in accordance with the Option Scheme.

(b)	SMX undertakes that it will provide the warranties in clause 7.9(a) to the Parent as agent and attorney of each Scheme Participant.

7.10	Instructions and elections

If not prohibited by law (and including where permitted or facilitated by relief granted by a Regulatory Authority), all instructions, notifications or elections by a Scheme Participant to SMX binding or deemed binding between the Scheme Participant and SMX relating to SMX or SMX Shares (including any email addresses, instructions relating to communications from SMX, whether dividends are to be paid by cheque or into a specific bank account, notices of meetings or other communications from SMX) will be deemed from the Implementation Date (except to the extent determined otherwise by the Parent in its sole discretion), by reason of this Scheme, to be made by the Scheme Participant to the Parent and to be a binding instruction, notification or election to, and accepted by, the Parent in respect of the New Parent Shares issued to that Scheme Participant until that instruction, notification or election is revoked or amended in writing addressed to the Parent at its registry.

8.	General

8.1	Notices

(a)

Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to SMX (or the SMX Registry), it will be deemed to be received on the date (if any) on which it is actually received at SMX’s registered office (or at the office of the SMX Registry), and will not be deemed to be received on any other date.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(b)

An accidental omission to give notice of the Scheme Meeting to any SMX Shareholder, or the non-receipt of such a notice by any SMX Shareholder may not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

8.2	Nature of obligations

Each obligation imposed on a party by this Scheme in favour of another is a separate obligation. Unless specified otherwise, the performance of one obligation is not dependent or conditional on the performance of any other obligation.

8.3	No variation

This Scheme cannot be amended or varied except in writing signed by Parent, Lionheart and SMX and, if after orders have been made by the Court in accordance with section 411(1) of the Corporations Act, then only with the consent of the Court.

8.4	Duty

Any Duty (including related interest or penalties) payable in connection with the cancellation of the Scheme Shares must be paid by the Parent.

8.5	Governing law and jurisdiction

(a)	This Scheme is governed by and must be construed in accordance with the laws in force in Victoria.

(b)

The parties submit to the exclusive jurisdiction of the courts exercising jurisdiction in Victoria and courts of appeal from them in respect of all matters arising out of or relating to this Scheme, its performance or subject matter.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

ANNEXURE B

K&L GATES

Option scheme of arrangement

Security Matters Limited (“SMX”)

ACN 626 192 998

and

Each Option Scheme Participant

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Table of Contents

1.	Definitions and interpretation	30

1.1	Definitions	30
1.2	Interpretation	35

2.	Preliminary	36

2.1	SMX	36
2.2	Merger	37
2.3	Consequences of this Option Scheme becoming Effective	37
2.4	Scheme Implementation Deed, Option Deed Poll and Lionheart Deed Poll	37

3.	Conditions, Effective Date and End Date	38

3.1	Conditions to the Option Scheme	38
3.2	Certificates	39
3.3	Effective Date	39
3.4	End Date	39

4.	Implementation of the Option Scheme	39

4.1	Lodgement	39
4.2	Merger	39
4.3	Implementation of the Capital Reduction and the Scheme	40

5.	Option Scheme Consideration	40

5.1	Option Scheme Consideration	40
5.2	Consideration under the Option Scheme	40
5.3	Ineligible Option Scheme Participants	41
5.4	Orders of a court or Regulatory Authority	43
5.5	Joint holders	44
5.6	Fractional entitlements and splitting	45
5.7	Trading	45
5.8	Definition of ‘sending’	45
5.9	Unclaimed monies	45

6.	Dealings in Scheme Options	46

6.1	Determination of Option Scheme Participants	46
6.2	Register	46
6.3	No disposals after Record Date	46
6.4	Maintenance of SMX Register	47
6.5	Effect of certificates and holding statements	47
6.6	Details of Option Scheme Participants	47

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

7.	General Option Scheme provisions	47

7.1	Appointment of agent and attorney	47
7.2	Alterations to Option Scheme or condition	48
7.3	Further action by SMX	48
7.4	No liability when acting in good faith	48
7.5	Enforcement of Option Deed Poll and Lionheart Option Deed Poll	48
7.6	Binding effect of Option Scheme	48
7.7	Option Scheme Participants’ consent	49
7.8	Warranty by Option Scheme Participants	49
7.9	Instructions and elections	49

8.	General	50

8.1	Notices	50
8.2	Nature of obligations	50
8.3	No variation	50
8.4	Duty	50
8.5	Governing law and jurisdiction	50

Schedule—Scheme Options		51

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Option scheme of arrangement

Date

Parties

1.	Security Matters Limited ACN 626 192 998 of Level 25, 525 Collins Street, Melbourne, Victoria 3000, Australia (SMX)

2.	Each Option Scheme Participant

Background

A.	SMX, Parent and Lionheart have entered into a Scheme Implementation Deed pursuant to which SMX has agreed to propose the Option Scheme to Option Scheme Participants.

B.	Parent has executed an Option Deed Poll pursuant to which Parent covenants in favour of Option Scheme Participants to perform certain obligations to give effect to the Option Scheme.

C.	Lionheart has executed the Lionheart Option Deed Poll pursuant to which Lionheart covenants in favour of Option Scheme Participants to perform certain obligations to give effect to the Option Scheme.

Agreed terms

1.	Definitions and interpretation

1.1	Definitions

In this Option Scheme:

ASIC means the Australian Securities and Investments Commission;

ASX means ASX Limited or the financial market known as the Australian Securities Exchange operated by it, as appropriate;

Business Day means a day that is not a Saturday, Sunday, public holiday or bank holiday in: (a) Melbourne, Victoria, Australia; (b) Delaware, United States of America; or (c) Dublin, Ireland;

Cancellation Consideration means the consideration to be provided to Option Scheme Participants under this Option Scheme, in exchange for cancellation of Option Exercise Shares issued to the Option Scheme Participant, being subject to clauses 5.3, 5.5 and 5.6 the number of New Parent Shares per Option Exercise Share determined in accordance with the following formula:

NPS   =  N

          A+B+C

where:

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

NPS is the number of New Parent Shares per Option Exercise Share;

A

is the total number of SMX Shares on issue as at the Record Date (or which would be on issue if all securities of SMX convertible into SMX Shares had converted on that date, other than Scheme Options and Employee Share Options);

B	is the total number of Option Exercise Shares to be issued on exercise of all Scheme Options on a Cashless Exercise basis under this Option Scheme;

C	is the total number of Employee Share Options on issue as at the Record Date; and

N	is 20,000,000.

Capital Reduction means an equal capital reduction of capital under section 256B of the Corporations Act pursuant to which all SMX Shares are to be cancelled in accordance with the terms of the Capital Reduction Resolution;

Capital Reduction Resolution has the meaning given in the Scheme Implementation Deed;

Cashless Exercise means the exercise of each Scheme Option on the basis that the obligation to pay the exercise price in cash in respect of each Scheme Option is offset against the obligation to issue one or more SMX Shares on the exercise of the Scheme Option, such that each Option Scheme Participant receives the Option Exercise Shares per Scheme Option determined in accordance with the Schedule in place of the number of SMX Shares that would otherwise be issued on exercise of the Scheme Option and is not required to pay the exercise price in cash that would otherwise be required to be paid in respect of the Scheme Option.

Certificate of Merger means the certificate of merger contemplated by clause 2.3(b)(i);

Claim means any claim, action demand, suit or proceeding for damages, debt, restitution, equitable compensation, account, injunction, specific performance or any other remedy;

Condition has the meaning given in clause 3.1(a) of this Option Scheme.

Corporations Act means the Corporations Act 2001 (Cth);

Court means the Supreme Court of Victoria or any other court of competent jurisdiction under the Corporations Act as SMX, the Parent and Lionheart may agree in writing;

Duty means any stamp, transaction or registration duty or similar charge which is imposed by any Regulatory Authority and includes any associated interest, penalty, charge or other amount which is imposed;

Effective means the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Option Scheme;

Effective Date means the date on which the Option Scheme becomes Effective;

Employee Share Option has the meaning given to ESOP Option in the Scheme Implementation Deed.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Encumbrance means:

(a)	any:

(i)	legal or equitable interest or power created, arising in or reserved in or over an interest in any property or asset; or

(ii)

security for payment of money, performance of obligations or protection against default (including a mortgage, bill of sale, charge, lien, pledge, trust, power or retention of title arrangement, right of set-off, assignment of income, garnishee order, monetary claim and flawed deposit arrangement);

(b)	any thing or preferential interest or arrangement of any kind giving a person priority or preference over claims or other persons with respect to any property or asset;

(c)	a PPSA Security Interest; or

(d)	any agreement or arrangement (whether legally binding or not) to grant or create anything referred to in paragraph (a), (b) or (c);

End Date means 8 May 2023 or such other date and time agreed between Lionheart, Parent and SMX in writing;

Excluded Optionholder means any SMX Optionholder that enters into an agreement to cancel all of their SMX Options with Parent and SMX, on terms approved by Lionheart in writing, prior to the Option Scheme Meeting Record Date;

Foreign Option Scheme Participant means an Option Scheme Participant whose Registered Address is a place outside of:

(e)

who (as at the Record Date) is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of Australia and its external territories, Canada, France, Netherlands, England, St Kitts and Nevis, Luxembourg, Singapore, British Virgin Islands Israel and the United States; or

(f)

whose address shown in the Register (as at the Record Date) is a place outside Australia and its external territories, Canada, France, Netherlands, England, St Kitts and Nevis, Luxembourg, Singapore, British Virgin Islands Israel and the United States or who is acting on behalf of such a person, unless Lionheart has determined prior to the Implementation Date that:

(g)	it is lawful and not unduly onerous or unduly impracticable to issue that Option Scheme Participant with SMX Shares or the New Parent Shares on implementation of the Option Scheme; and

(h)

it is lawful for that Option Scheme Participant to participate in the Option Scheme by the law of the relevant place outside Australia and its external territories, Canada, France, Netherlands, England, St Kitts and Nevis, Luxembourg, Singapore, British Virgin Islands Israel and the United States;

Implementation Date means, the fifth Business Day after the Record Date, or such other Business Day the parties agree;

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Ineligible Option Scheme Participants means Foreign Option Scheme Participants;

Ineligible Shares has the meaning given in clause 5.3(a);

Legacy Performance Option has the meaning given in the Scheme Implementation Deed.

Lionheart means Lionheart III Corp. a Delaware Corporation of 4218 NE 2nd Avenue, Miami, FL 33137;

Lionheart Option Deed Poll means the deed poll dated [insert] executed by Lionheart under which Lionheart covenants in favour of each Option Scheme Participant to perform (amongst other things) the actions attributed to it under this Option Scheme.

Merger has the meaning given in clause 2.2(c);

Merger Sub means Aryeh Merger Sub, Inc. a Delaware Corporation with a registered office do Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808;

NASDAQ means the NASDAQ Stock Market LLC or any other stock exchange in the United States of America upon which the Parent Shares are listed.

New Parent Shares means Parent Shares to be issued under the Option Scheme in return for the cancellation of the SMX Shares issued as Option Exercise Shares;

Option Deed Poll means the deed poll dated [insert] executed by Parent under which Parent covenants in favour of each Option Scheme Participant to perform (among other things) the actions attributed to it under this Option Scheme;

Option Exercise Shares means the number of SMX Shares to be issued on exercise of a Scheme Option on a Cashless Exercise basis, being the number of SMX Shares per Scheme Option determined in accordance with the Schedule;

Option Scheme means this scheme of arrangement under Part 5.1 of the Corporations Act, between SMX and Option Scheme Participants, subject to:

(a)	any amendments agreed in writing by Lionheart, Parent and SMX and approved by the Court;

(b)	any amendments made or required by the Court under section 411(6) of the Corporations Act and approved by Lionheart, the Parent and SMX in writing.

Option Scheme Meeting means the meeting of SMX Optionholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider and vote on the Option Scheme and includes any meeting convened following any adjournment or postponement of that meeting;

Option Scheme Meeting Record Date means the time for determining a person’s entitlement to vote at the Option Scheme Meeting, as determined by the Court.

Option Scheme Participant means and SMX Optionholder, other than an Excluded Optionholder;

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Parent means Empatan PLC, a public limited company incorporated in Ireland with registered number 722009 and a registered address at 10 Earlsfort Terrace, Dublin 2, Ireland;

Parent’s Constitution means the constituent documents of the Parent as amended from time to time;

Parent Share means one ordinary share in the share capital of the Parent;

PPSA means the Personal Property Securities Act 2009 (Cth);

PPSA Security Interest means a security interest as defined in the PPSA;

Proceeds means the gross proceeds of the sale of the Sale Shares under clause 5.3(b)(ii), after deducting applicable brokerage, Duty and other selling costs, taxes and charges;

Record Date means 7.00 pm on the date which is 2 Business Days after the Effective Date, or such other Business Day agreed by Lionheart, the Parent and SMX;

Register means the register of members and optionholders of SMX maintained by or on behalf of SMX in accordance with the Corporations Act;

Registered Address means the address of an Option Scheme Participant shown in the Register;

Regulatory Authority means:

(a)	any government or governmental, semi-governmental, administrative, monetary, fiscal or judicial body, tribunal, agency or entity;

(b)	a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government; or

(c)	any regulatory organisation established under statute, in any part of the world, and whether foreign, federal, state, territorial or local;

Sale Agent means the person appointed by SMX to sell the Sale Shares under clause 5.3;

Sale Shares means the New Parent Shares to which Ineligible Option Scheme Participants would have been entitled under this Option Scheme but for the operation of clause 5.3;

Scheme Implementation Deed means the Scheme Implementation Deed dated [•] July 2022 between Parent, Lionheart and SMX;

Scheme Option means an SMX Option on issue at the Record Date which is held by an Option Scheme Participant;

Second Court Date means the first day on which the application to approve the Option Scheme under section 411(4)(b) of the Corporations Act is heard by the Court or scheduled to be heard or, if the application is adjourned for any reason, the date on which the adjourned application is heard or scheduled to be heard;

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Share Scheme has the meaning given to ‘Scheme’ in the Scheme Implementation Deed;

SMX Convertible Notes has the meaning given in the Scheme Implementation Deed.

SMX Option means an option granted by SMX to acquire by way of issue one or more SMX Shares, other than an Employee Share Option, a Legacy Performance Option or SMX Convertible Note.

SMX Optionholder means each person who is registered in the Register as a holder of one or more SMX Options;

SMX Share means a fully paid ordinary share in the capital of SMX;

SMX Registry means Boardroom Pty Limited or any replacement provider of share registry services to SMX;

Tax means any tax, levy, charge, excise, impost, rates, fee, deduction, compulsory loan or withholding, which is assessed, levied, imposed or collected by any fiscal Regulatory Authority and includes any interest, fine, penalty, charge, fee, expenses or other statutory charges or any other such amount imposed by any fiscal Regulatory Authority on or in respect of any of the above, but excludes Duty.

Tax Law means a law with respect to or imposing any Tax.

Trust Account means an US dollar denominated trust account operated by Parent as trustee for the benefit of Ineligible Option Scheme Participants.

Unclaimed Money Act means the Unclaimed Money Act 2008 (Vic).

1.2	Interpretation

In this Option Scheme unless the context requires otherwise:

(a)	the singular includes the plural and vice versa;

(b)	a gender includes the other genders;

(c)	headings are used for convenience only and do not affect the interpretation of this Option Scheme;

(d)	other grammatical forms of a defined word or expression have a corresponding meanings;

(e)	a reference to a document is to that document as amended, novated, supplemented, extended or restated from time to time;

(f)	a reference to a party is to a party to this Option Scheme and includes that party’s executors, administrators, successors, permitted assigns and permitted substitutes;

(g)	if something is to be or may be done on a day that is not a Business Day then it must be done on the next Business Day;

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(d)	“person” includes a natural person, partnership, body corporate, association, joint venture, governmental or local authority, and any other body or entity whether incorporated or not;

(e)	“month” means calendar month and “year” means 12 consecutive months;

a)	a reference to all or any part of a statute, rule, regulation or ordinance (statute) is to that statute as amended, consolidated, re-enacted or replaced from time to time;

(k)	“include”, “for example” and any similar expressions are not used, and must not be interpreted, as words of limitation;

(I)	money amounts are stated in Australian currency unless otherwise specified;

(m)	a reference to time is to Melbourne, Australia time;

(n)

a reference to any agency or body that ceases to exist, is reconstituted, renamed or replaced, or has its powers or functions removed (defunct body) is to the agency or body that performs most closely the powers or functions of the defunct body;

(o)	any provision in this Option Scheme which is in favour of more than one person benefits all of them jointly and each of them severally; and

(p)	any provision in this Option Scheme which binds more than one person binds all of them jointly and each of them severally.

2.	Preliminary

2.1	SMX

(a)	SMX is a public company limited by shares, incorporated and registered in Victoria, Australia.

(b)	SMX is admitted to the official list of the ASX and SMX Shares are officially quoted on the financial market operated by ASX.

(c)	As at the date of the Scheme Implementation Deed, SMX had the following securities on issue:

Number	Type

165,854,581	SMX Shares

39,607,007	SMX Options (various exercise (excluding ESOP) prices, various expiry dates)

10,000,000	Legacy Performance Options

7,376,732	Employee Share Options

828,240	AUD $1.00 denominated SMX Convertible Notes

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

2.2	Merger

(a)	Merger Sub is a wholly owned subsidiary of the Parent, incorporated as a Delaware, USA Corporation.

(b)	Lionheart is a Delaware incorporated special purpose acquisition company listed on the NASDAQ.

(c)	On or before the Implementation Date (and as further described below), Lionheart will merge with Merger Sub and will become a wholly owned subsidiary of Parent (Merger).

2.3	Consequences of this Option Scheme becoming Effective

If the Option Scheme becomes Effective:

(a)	Parent will apply for the New Parent Shares to be listed on NASDAQ.

(b)	subject to the terms of this Scheme:

(i)

by no later than the Business Day prior to the Implementation Date Lionheart will file a Certificate of Merger with the Secretary of State of Delaware, with the Certificate of Merger to take effect on the Implementation Date, resulting in the Merger completing.

(ii)	On the Implementation Date, subject to completion of the step set out in clause 2.3(b)(i):

(A)	all Scheme Options will be deemed to have been exercised on the basis of a Cashless Exercise;

(B)	SMX will issue the Option Exercise Shares to Option Scheme Participants, in accordance with this Option Scheme;

(C)	SMX will implement the Capital Reduction under which all Option Exercise Shares will be cancelled; and

(D)	Parent will issue the Cancellation Consideration to Option Scheme Participants, in accordance with this Option Scheme.

(iii)	subject to completion of the steps set out in clauses 2.3(b)(i) and 2.3(b)(ii)(C), SMX will immediately issue one SMX Share to the Parent.

(c)

it will bind SMX and all Option Scheme Participants, including those who do not attend the Option Scheme Meeting, those who do not vote at that meeting and those who vote against this Option Scheme at that meeting.

2.4	Scheme Implementation Deed, Option Deed Poll and Lionheart Deed Poll

(a)	Parent and SMX have agreed, by executing the Scheme Implementation Deed, to implement the terms of this Option Scheme.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(b)

This Option Scheme attributes actions to the Parent but does not itself impose an obligation on the Parent to perform those actions. The Parent has agreed by executing the Option Deed Poll for the benefit of the Option Scheme Participants to perform (or procure the performance of) its obligations as contemplated by this Option Scheme, including to provide (or procure the provision of) the Option Scheme Consideration to Option Scheme Participants.

(c)

This Option Scheme attributes certain actions to Lionheart but does not itself impose an obligation on Lionheart to perform those actions. Lionheart has agreed by executing the Lionheart Option Deed Poll for the benefit of Option Scheme Participants to perform (or procure the performance of) its obligations as contemplated by this Option Scheme.

3.	Conditions, Effective Date and End Date

3.1	Conditions to the Option Scheme

(a)	This Option Scheme is conditional on, and will have no force or effect until, the satisfaction of each of the following conditions (each a Condition):

(i)

all conditions precedent in respect of the Option Scheme set out in clause 3.2 of the Scheme Implementation Deed being satisfied or waived in accordance with the terms of the Scheme Implementation Deed by 8.00am on the Second Court Date (other than the condition precedent in clause 3.2(b) (Court approval) and clause 3.2(e) (Scheme));

(ii)

all conditions precedent in respect of the Share Scheme set out in clause 3.1 of the Scheme Implementation Deed being satisfied or waived in accordance with the terms of the Scheme Implementation Deed by 8.00am on the Second Court Date other than clause 3.1(c) (Court approval) and clause 3.1(t) (Option Scheme);

(iii)	neither the Scheme Implementation Deed nor the Option Deed Poll nor the Lionheart Option Deed Poll having been terminated in accordance with their terms on or before 8.00 am on the Second Court Date;

(iv)

approval of the Option Scheme by the Court under section 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under section 411(6) of the Corporations Act as are agreed in writing by the Parent, Lionheart and SMX;

(v)

approval of the Share Scheme by the Court under section 411(4)(b) of the Corporations Act, including any alterations made or required by the Court under section 411(6) of the Corporations Act as are agreed in writing by Parent, Lionheart and SMX;

(vi)

such other conditions in respect of the Option Scheme as may be imposed by the Court in respect of the Option Scheme under section 411(6) of the Corporations Act, as are acceptable to Parent, Lionheart and SMX having been satisfied or waived;

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(vii)

such other conditions in respect of the Share Scheme as may be imposed by the Court in respect of the Option Scheme under section 411(6) of the Corporations Act, as are acceptable to Parent, Lionheart and SMX having been satisfied or waived; and

(viii)

the orders of the Court made under section 411(4)(b) (and if applicable section 411(6) of the Corporations Act approving the Option Scheme and the Share Scheme coming into effect, under section 411(10) of the Corporations Act, on or before the End Date.

(b)	The satisfaction of the conditions referred to in clause 3.1(a) of this document is a condition precedent to the operation of clauses 4 and 5 and the binding effect of this Scheme.

3.2	Certificates

(a)

The Parent, Lionheart and SMX must each give to the Court on the Second Court Date a certificate confirming (in respect of matters within their knowledge) whether or not the Conditions in clauses 3.1(a)(i), 3.1(a)(ii) and 3.1(a)(iii) have been satisfied or where relevant, waived;

(b)	The certificates referred to in clause 3.2(a) constitute conclusive evidence that such Conditions were satisfied.

3.3	Effective Date

Subject to clause 3.4, the Option Scheme will take effect pursuant to section 411(10) of the Corporations Act on and from the Effective Date.

3.4	End Date

The Option Scheme will lapse and be of no further force or effect if:

(a)	the Effective Date does not occur on or before the End Date; or

(b)	the Scheme Implementation Deed or Option Deed Poll or Lionheart Deed Poll are terminated in accordance with their terms,

unless SMX, the Parent and Lionheart agree in writing otherwise, with the approval of the Court, if required.

4.	Implementation of the Option Scheme

4.1	Lodgement

If all of the Conditions set out in clauses 3.1(a)(i) to 3.1(a)(vii) (inclusive) are satisfied or (if relevant) waived, SMX must lodge with ASIC an office copy of the orders approving the Option Scheme in accordance with section 411(10) of the Corporations Act, as soon as reasonably practicable after the Court approves this Option Scheme and in any event before 5.00pm on the Business Day after the Business Day the Court approves the Option Scheme or such other Business Day as SMX, Lionheart and the Parent agree in writing.

4.2	Merger

By the Business Day before the Implementation Date, Lionheart must complete the Merger, by filing, or procuring the filing of the Certificate of Merger with the Secretary of State of Delaware, on the basis that the Merger will take effect on the Implementation Date.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

4.3	Implementation of the Capital Reduction and the Scheme

On the Implementation Date subject to Lionheart confirming in writing that the Certificate of Merger has been filed with the Secretary of State of Delaware in accordance with the clause 4.2 and that it has not withdrawn the Certificate of Merger and subject to the provision of the Option Exercise Shares and Cancellation Consideration to Option Scheme Participants in accordance with clause 5:

(a)

all of the Scheme Options will be deemed to have been exercised on a Cashless Exercise basis without any further act by any Option Scheme Participant (other than acts performed as attorney and agent for Option Scheme Participants under clause 7.1 or otherwise);

(b)

all of the SMX Shares issued to each Option Scheme Participant as Option Exercise Shares will be cancelled in accordance with the Capital Reduction Resolution without any further act by any Option Scheme Participant (other than acts performed as agent of attorney for Option Scheme Participants under clause 7.1); and

(c)	subject to, the cancellation of SMX Shares referred to in accordance with clause 4.3(b), SMX must immediately issue one SMX Share to the Parent,

and SMX must immediately update, or procure that the Register is updated, accordingly.

5.	Option Scheme Consideration

5.1	Option Scheme Consideration

Subject to clauses 5.3, 5.4 and 5.5, each Option Scheme Participant is entitled to receive the:

(a)	the Option Exercise Shares in respect of each Scheme Option held by that Option Scheme Participant; and

(b)	the Cancellation Consideration in respect of each SMX Share issued to the Option Scheme Participant as an Option Exercise Share.

5.2	Consideration under the Option Scheme

Prior to the Capital Reduction Resolution taking effect on the Implementation Date:

(a)	SMX must issue all of the Option Exercise Shares it is required to issue to Option Scheme Participants and the Sale Agent under this Option Scheme by:

(i)

procuring that the name of each Option Scheme Participant entitled to receive Option Exercise Shares under this Option Scheme is entered in the Register as the holder of those Option Exercise Shares to which the Option Scheme Participant is entitled (in holdings having the same holding name and address and other details as the holding of the relevant Scheme Options); and

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(ii)	procuring that the name of Sale Agent is entered in the Register as the holder of the Ineligible Shares (with such holding details as Sale Agent notifies).

(b)	Before 5.00pm on the Implementation Date, the Parent must issue all of the New Parent Shares which it is required to issue to Option Scheme Participants and the Sale Agent under this Option Scheme by:

(i)

procuring that the name of each Option Scheme Participant entitled to receive New Parent Shares under this Option Scheme is entered in the Parent’s register of members as the holder of the New Parent Shares to which the Option Scheme Participant is entitled (using the same holding name an address as the holding of the relevant Scheme Options); and

(ii)	procuring that the name of the Sale Agent is entered in the Parent’s register of members as the holder of the Sale Shares (using such holding details as are notified by the Sale Agent).

(c)	Subject to this Option Scheme becoming Effective, Parent must ensure that each New Parent Share issued as Cancellation Consideration will at the time it is issued:

(i)	rank equally with all Parent Shares then on issue;

(ii)	be duly and validly issued in accordance with applicable laws and Parent’s Constitution; and

(iii)	be issued fully paid and free from any Encumbrances and interests of third parties of any kind, whether legal or otherwise.

(d)	Each Option Scheme Participant:

(i)	that becomes a shareholder of SMX, will be taken automatically, through this Scheme, to have agreed to become a member of SMX; and to be bound by SMX’s constitution; and

(ii)	that becomes a shareholder of Parent will be taken, automatically through this Option Scheme, to have agreed to become a member of Parent and to be bound by Parent’s Constitution.

5.3	Ineligible Option Scheme Participants

(a)

SMX will be under no obligation under this Option Scheme to provide and will not provide, any Option Exercise Shares to Ineligible Option Scheme Participants, and instead subject to the terms of this Option Scheme SMX must issue the Option Exercise Shares that would otherwise be required to Ineligible Option Scheme Participants due to the Cashless Exercise of Scheme Options under this Scheme to the Sale Agent (Ineligible Shares).

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(b)	Parent will be under no obligation under the Option Scheme to provide and will not provide, any New Parent Shares to Ineligible Option Scheme Participants, and instead:

(i)

subject to the terms of this Scheme, Parent shall issue the New Parent Shares which would otherwise be required to be provided to the Ineligible Option Scheme Participants under the Option Scheme to the Sale Agent;

(ii)

Parent must procure that, as soon as reasonably practicable after the Implementation Date and, in any event, not more than 15 Business Days after the Implementation Date, the Sale Agent, sells or procures the sale, in the ordinary course of trading on NASDAQ, of the Sale Shares issued to the Sale Agent;

(iii)

as soon as reasonably practicable after the last sale of Sale Shares in accordance with clause 5.3(b)(ii), Parent must procure that Sale Agent pays the Proceeds into the Trust Account (for payment by Parent to the Ineligible Option Scheme Participants in accordance with clauses 5.3(b)(iv), 5.3(c) to 5.3(f) (inclusive) and 5.5 of this Option Scheme; and

(iv)

as soon as practicable following payment into the Trust Account of the Proceeds, Parent must pay, or procure the payment, from the Trust Account to each Ineligible Option Scheme Participant such amount of cash as is due to that Option Scheme Participant as Option Scheme Consideration in respect of their Sale Shares, being in the case of each such person the amount “A” calculated in accordance with the following formula and rounded to the nearest whole cent:

A =	(B+ C)x D

where

A =	the amount to be paid to each relevant Ineligible Option Scheme Participant;

B =	the number of Sale Shares that would have been issued to that Ineligible Option Scheme Participant had it not been an Ineligible Option Scheme Participant;

C =	the total number of Sale Shares; and

D =	the Proceeds (as defined above).

(c)

None of SMX, Parent or Sale Agent gives any assurance as to the price that will be achieved for the sale of New Parent Shares described in paragraph 5.3(b) above. The sale of Sale Shares by the Sale Agent will be at the risk of the Ineligible Option Scheme Participants.

(d)	The amount referred to in clause 5.3(b)(iv) must be paid by SMX doing any of the following at its election:

(i)

sending it (or procuring that it is sent) to the Option Scheme Participant’s Registered Address (or in the case of joint holders, in accordance with clause 5.5(b)) by cheque in US currency drawn out of the Trust Account; or

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(ii)

depositing it via an electronic funds transfer (or procuring that it is deposited via an electronic funds transfer) it into an account with any Australian ADI (as defined in the Corporations Act) notified to Parent (or SMX Registry) by an appropriate authority from the Ineligible Scheme Participant.

(e)

If there is any surplus in the amount held by Parent in the Trust Account, that surplus less any bank fees and other bank charges will be to the account of Parent. Any interest on the amounts deposited in the Trust Account (less bank fees and other charges) will be to Parent’s account.

If any amount is required under any applicable or by any Regulatory Authority to be:

(i)	withheld from an amount payable under clause 5.3(b)(iv) or 5.3(d) and paid to that entity or authority; or

(ii)	retained by Parent out of an amount payable under clause 5.3(b)(iv) or 5.3(d),

its payment or retention by Parent will constitute the full discharge of Parent’s obligations under this clause with respect to the amount so paid or retained until, in the case of 5.3(f)(ii), it is no longer required to be retained.

(g)

Each Ineligible Option Scheme Participant appoints Parent as its agent to receive on its behalf any financial services guide or other notices (including any updates of those documents) (or equivalent) that Sale Agent is required to provide to Ineligible Option Scheme Participants under the Corporations Act, or any other applicable law.

(h)	Parent agrees to appoint the Sale Agent at least two weeks prior to the Option Scheme Meeting.

5.4	Orders of a court or Regulatory Authority

(a)

Notwithstanding any other provision of this Option Scheme, in the case of notice having been given to SMX (or SMX Registry) or Parent receives written notice of an order or direction made by a court of competent jurisdiction or Regulatory Authority that:

(i)

requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Options held by a particular Option Scheme Participant, which would otherwise be required to be paid in or issued to that Option Scheme Participant in accordance with this clause 5 (including payment of proceeds otherwise payable to an Ineligible Option Scheme Participant), then SMX or Parent must procure that the provision of that consideration is made in accordance with that order; or

(ii)

prevents SMX or the Parent from providing consideration to any particular Option Scheme Participant in accordance with this clause 5 (including payment of proceeds otherwise payable to an Ineligible Option Scheme Participant), or the payment or issuance of Option Exercise Shares or Cancellation Consideration is otherwise prohibited by applicable law, then SMX or the Parent (as applicable) will be entitled to not pay or issue (or in the case of SMX, direct Parent not to issue) the Option Exercise Shares or Cancellation Consideration to the relevant Option Scheme Participant until such time as the provision of the Option Exercise Shares or Cancellation Consideration in accordance with clause 5 is permitted by that (or another) order or direction or otherwise by the applicable law ,or issue (or in the case of SMX, direct the Parent to issue) to a permitted trustee or nominee, the Option Scheme Consideration that the relevant Option Scheme Participant would otherwise be entitled under this Option Scheme, and such actions will constitute full discharge of each of SMX and the Parent’s obligations in respect of the relevant Option Exercise Shares or Option Scheme Consideration.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(b)

If the Parent determines (acting reasonably and after having received professional advice) that it may be required by any Tax Law to pay an amount to any Regulatory Authority (other than Duty) in respect of the exercise of the Scheme Options or the cancellation of the Option Exercise Shares of an Option Scheme Participant:

the Parent is permitted to deduct such amount as it reasonably determines (after having received professional advice) from the payment or issuance of Option Exercise Shares or Cancellation Consideration to that Option Scheme Participant (including by way of reduction of the number of Option Exercise Shares or New Parent Shares otherwise required to be issued to the Option Scheme Participant) as Parent determines (acting reasonably) to discharge the obligation to pay the applicable amount to the Regulatory Authority; and

(ii)

deal with the deducted amount as the Parent determines (acting reasonably) to satisfy its obligations under the relevant Tax Law, including by paying applicable amounts to the Regulatory Authority, or procuring the sale of New Parent Shares which would otherwise have been issued to the Option Scheme Participant and remission of the proceeds of sale (after deducting and paying applicable applicable brokerage, Duty and other selling costs, taxes and charges) to the Regulatory Authority, and such actions will constitute full discharge of each of SMX and the Parent’s obligations in respect of the requirement to issue Option Shares in respect of the relevant Scheme Options, and the relevant Cancellation Consideration.

5.5	Joint holders

In the case of Scheme Options held in joint names:

(a)

any Option Exercise Shares issued in respect of the exercise of the Scheme Options under this Scheme, and New Parent Shares issued as Cancellation Consideration, must be issued to and registered in the names of the joint holders;

(b)	any cheque required to be sent under this Option Scheme will be made payable to the joint holders and sent to the holder whose name appears first in the Registry as at the Record Date; and

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(c)	any other document required to be sent under this Option Scheme, will be forwarded to the holder whose name appears first in the Registry as at the Record Date.

5.6	Fractional entitlements and splitting

Where the:

(a)

calculation of the number of Option Exercise Shares to be issued to a particular Option Scheme Participant would result in the issue of a fraction of an SMX Share which is 0.5 or greater, the fractional entitlement will, after aggregating all holdings of the Option Scheme Participant, be rounded up to the nearest whole number of SMX Shares, otherwise the rounding will be down to the nearest whole number; and

(b)

calculation of the number of New Parent Shares to be issued to a particular Option Scheme Participant would result in the issue of a fraction of a Parent Share which is 0.5 or greater, the fractional entitlement will, after aggregating all holdings of the Option Scheme Participant, be rounded up to the nearest whole number of New Parent Shares, otherwise the rounding will be down to the nearest whole number.

5.7	Trading

Subject to this Option Scheme becoming Effective, the Parent will apply for the New Parent Shares comprising the Cancellation Consideration to be approved for conditional listing on NASDAQ and use its reasonable endeavours to ensure that on and from the Business Day after the Implementation Date, the New Parent Shares comprising the Option Scheme Consideration will be approved for listing on NASDAQ.

5.8	Definition of ‘sending’

For the purposes of clause 5, the expression sending means, in relation to each Option Scheme Participant:

(a)	sending by ordinary pre-paid post or courier to the Registered Address of that Option Scheme Participant as at the Option Scheme Record Date; or

(b)	delivery to the Registered Address of that Option Scheme Participant as at the Record Date by any other means at no cost to the recipient.

5.9	Unclaimed monies

(a)	Parent may cancel a cheque issued under clause 5.3(d)(i) if the cheque:

(i)	is returned to Parent; or

(ii)	has not been presented for payment within 6 months after the date on which the cheque is sent.

(b)

During the period of 12 months commencing on the Implementation Date, on request in writing from an Ineligible Option Scheme Participant to Parent (or the SMX Registry), which request must not be made until the date which is 20 Business Days after the Implementation Date, Parent must reissue a cheque that was previously cancelled under clause 5.9(a)(ii).

(c)	The Unclaimed Money Act will apply in relation to any Option Scheme Consideration which becomes “unclaimed money” as defined in that Act.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

6.	Dealings in Scheme Options

6.1	Determination of Option Scheme Participants

To establish the identity of the Option Scheme Participants, to the extent that Scheme Options are otherwise permitted to be dealt with in accordance with their respect terms, dealings in SMX Options by Option Scheme Participants will only be recognised by SMX if:

(a)

registrable transmission applications or transfers in registrable form, or valid requests in respect of other alterations, in relation to those dealings are received on or before 5.00pm on the Record Date at the place where the Register is kept; and

(b)

in the case of an exercise of SMX Options (other than in accordance with the terms of this Option Scheme), the SMX Option is exercised in accordance with its terms such that the resulting SMX Shares are issued by the Record Date, and SMX must not accept for registration, nor recognise for any purpose (except an issue of Option Exercise Shares in accordance with this Option Scheme), any transmission application, transfer or other request received after such times, or received prior to such times but not in registrable or actionable form, as appropriate.

6.2	Register

SMX must register any registrable transmission application or transfers, or other valid request in respect of other alterations, of the SMX Options, or issue of SMX Shares on the valid exercise of Scheme Options, received in accordance with clause 6.1 of this Option Scheme on or before the Record Date.

6.3	No disposals after Record Date

If this Option Scheme becomes Effective:

(a)

from the Record Date until implementation of the steps set out in clause 4.3 of this Option Scheme, a holder of Scheme Options (and any person claiming through that holder) must not dispose of, exercise or purport or agree to dispose of or exercise, any Scheme Options or any interest in them after the Record Date in any way except as set out in this Option Scheme and any such disposal or exercise will be void and of no legal effect; and

(b)

SMX will not accept for registration or recognise for any purpose any transmission, application or transfer, or other valid request in respect of other alterations, in respect of SMX Options of Option Scheme Participants, received after 5.00pm on the Record Date or an issue of SMX Shares on the otherwise valid exercise of SMX Options held by an Option Scheme Participant not received in time to allow the resulting SMX Shares to be issued by the Record Date (except for any an issue of Option Exercise Shares in accordance with this Option Scheme).

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

6.4	Maintenance of SMX Register

For the purpose of determining entitlements to the Option Scheme Consideration, SMX must maintain the Register in accordance with the provisions of this clause 6 until the Cancellation Consideration has been provided to the Option Scheme Participants. The Register in this form will solely determine entitlements to Option Exercise Shares and Cancellation Consideration.

6.5	Effect of certificates and holding statements

(a)

Subject to provision of the Option Exercise Shares and Cancellation Consideration in accordance with this Option Scheme, any option certificates, statements of holding or other indicia or title in respect of Scheme Options will cease to have effect after the Record Date as documents of title in respect of those SMX Options.

(b)

As from the Record Date, each entry current on the Register in respect of Scheme Options as at the Record Date will cease to have effect except as evidence of entitlement to the Option Exercise Shares and Cancellation Consideration in respect of the Scheme Options relating to an entity.

6.6	Details of Option Scheme Participants

As soon as practicable after the Record Date, and in any event on the first Business Day after the Record Date, SMX must ensure that details of the names, Registered Addresses and holdings of Scheme Options for each Option Scheme Participant, as shown in the Register on the Record Date are available to Parent in such form as Parent reasonably requires.

7.	General Option Scheme provisions

7.1	Appointment of agent and attorney

On the Effective Date, each Option Scheme Participant, without the need for any further act:

(a)

irrevocably appoints SMX as its agent and attorney for the purpose of executing any document or form or doing any other act necessary or incidental to give effect to the terms of this Option Scheme and the transactions contemplated by it including, the giving of the Option Scheme Participant’s consent under clause 7.7 or as considered necessary by SMX:

(i)	to amend the terms of the Scheme Options to the extent necessary to give effect to the terms of this Option Scheme and the transactions contemplated by it;

(ii)	to give effect to the Capital Reduction; or to in accordance with the terms of this Scheme:

(iii)	exercise the Scheme Options on a Cashless Exercise basis;

(iv)	issue or cancellation Option Exercise Shares; or

(v)	issue Cancellation Consideration; and

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

(b)	on the Effective Date, irrevocably appoints SMX as its agent and attorney for the purpose of enforcing the Option Deed Poll against Parent and the Lionheart Option Deed Poll against Lionheart,

and SMX accepts such appointment. SMX, as agent of each Option Scheme Participant, and may sub-delegate its functions, authorities or powers under this clause 7.1 to all or any of its directors and officers (jointly, severally or jointly and severally).

7.2	Alterations to Option Scheme or condition

SMX may, by its counsel or solicitors, and with the written consent of Parent and Lionheart (which cannot be unreasonably withheld, denied or delayed), consent on behalf of all persons concerned, including an Option Scheme Participant, to any alteration or condition to the Option Scheme which the Court thinks fit to impose. Each Option Scheme Participant agrees to any such variation, alteration or condition.

7.3	Further action by SMX

(a)

SMX must execute all documents and do all things (on its own behalf and on behalf of each Option Scheme Participant) necessary or expedient to implement, and perform its obligations under and give effect to, this Option Scheme and the transactions contemplated by it, including the Capital Reduction.

(b)

Each Option Scheme Participant consents to SMX executing all documents and doing all things necessary or expedient to implement and give effect to this Option Scheme and the transactions contemplated by it, including the Capital Reduction.

7.4	No liability when acting in good faith

Each Option Scheme Participant agrees that neither SMX, Parent, Lionheart nor any of their respective officers, employees and advisers (as applicable), will be liable for anything done or omitted to be done in the performance of this Option Scheme or the Option Deed Poll or the Lionheart Option Deed Poll in good faith.

7.5	Enforcement of Option Deed Poll and Lionheart Option Deed Poll

SMX undertakes in favour of each Option Scheme Participant that it will enforce the Option Deed Poll against Parent and the Lionheart Option Deed Poll against Lionheart on behalf of and as agent and attorney for the Option Scheme Participants.

7.6	Binding effect of Option Scheme

This Option Scheme binds SMX and all Option Scheme Participants (including those who did not attend the Option Scheme Meeting, those who did not vote at that meeting, or voted against this Option Scheme at that meeting) and, to the extent of any inconsistency, overrides the constitution of SMX and the terms of the Scheme Options.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

7.7	Option Scheme Participants’ consent

Each Option Scheme Participant irrevocably:

(a)	agrees that the terms of their Scheme Options are deemed amended, by the force of this Scheme, to the extent necessary to give effect to this Scheme;

(b)

consents to SMX and Parent doing all things and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Option Scheme;

(c)	agrees to the variation, cancellation or modification attached to their Scheme Options constituted or resulting from the Option Scheme;

(d)	agrees to, on the direction of Parent, destroy any holding statements or option certificates or indicia of title relating to their Scheme Options; and

(e)	agrees to become a shareholder of SMX and to be bound by SMX’s constitution;

agrees to become a shareholder of Parent and to be bound by Parent’s Constitution.

7.8	Warranty by Option Scheme Participants

(a)	Each Option Scheme Participant is deemed to have warranted to Parent on the Implementation Date that:

(i)

all their Scheme Options (including any rights and entitlements attaching to those shares) will, at the date of their exercise in accordance with this Option Scheme, and at the time of issue all Option Exercise Shares issued on the exercise of those Scheme Options, in accordance with this Option Scheme, be free from all Encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on cancellation of any kind; and

(ii)	it has no existing right to be issued any SMX Shares, SMX Options, SMX performance rights, SMX convertible notes or any other SMX securities, other than in accordance with this Option Scheme.

(b)	SMX undertakes that it will provide the warranties in clause 7.8(a) to Parent as agent and attorney of each Option Scheme Participant.

7.9	Instructions and elections

If not prohibited by law (and including where permitted or facilitated by relief granted by a Regulatory Authority), all instructions, notifications or elections by an Option Scheme Participant to SMX binding or deemed binding between the Option Scheme Participant and SMX relating to SMX or Scheme Options (including any email addresses, instructions relating to communications from SMX, whether dividends are to be paid by cheque or into a specific bank account, notices of meetings or other communications from SMX) will be deemed from the Implementation Date (except to the extent determined otherwise by Parent in its sole discretion), by reason of this Option Scheme, to be made by the Option Scheme Participant to Parent and to be a binding instruction, notification or election to, and accepted by, Parent in respect of the New Parent Shares issued to that Option Scheme Participant until that instruction, notification or election is revoked or amended in writing addressed to Parent at its registry.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

8.	General

8.1	Notices

(a)

Where a notice, transfer, transmission application, direction or other communication referred to in the Option Scheme is sent by post to SMX, it will be deemed to be received on the date (if any) on which it is actually received at SMX’s registered office, and will not be deemed to be received on any other date.

(b)

An accidental omission to give notice of the Option Scheme Meeting to any SMX Optionholder, or the non-receipt of such notice by any SMX Optionholder may not, unless so ordered by the Court, invalidate the Option Scheme Meeting or the proceedings of the Option Scheme Meeting.

8.2	Nature of obligations

Each obligation imposed on a party by this Option Scheme in favour of another is a separate obligation. Unless specified otherwise, the performance of one obligation is not dependent or conditional on the performance of any other obligation.

8.3	No variation

This Option Scheme cannot be amended or varied except in writing signed by Parent, Lionheart and SMX, if after orders have been made by the Court in accordance with section 411(1) of the Corporations Act, then only with the consent of the Court.

8.4	Duty

Any Duty (including related interest or penalties) payable in connection with the cancellation of the Option Exercise Shares must be paid by Parent.

8.5	Governing law and jurisdiction

(a)	This Option Scheme is governed by and must be construed in accordance with the laws in force in Victoria.

(b)

The parties submit to the exclusive jurisdiction of the courts of Victoria and the Commonwealth of Australia in respect of all matters arising out of or relating to this Option Scheme, its performance or subject matter.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

Schedule

No: VID777/2022

Federal Court of Australia

District Registry: Victoria

Division: General

Interested Party	LIONHEART III CORP

Interested Parties	VARIOUS SHAREHOLDERS AND OPTION HOLDERS

Interested Party	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION

Interested Person	LEON KEMPLER

Interested Person	KEMPLER SUPER PTY LTD

Interested Person	SOLOM PTY LTD

Interested Person	ACACIA AUSTRALIA PTY LTD

Interested Person	CERATONE PTY LTD

Interested Person	RENTUK SHORE PTY LTD

Interested Person	INVIA CUSTODIAN PTY LTD

Interested Person	R & J BASSAT PENSION FUND PTY LTD

Interested Person	ALARA PTY LTD

Interested Person	FRALARA PTY LTD

Interested Person	ROY SANS INVESTMENTS PTY LTD

Interested Person	CLIFFWAY PTY LTD

Interested Person	MULLO WAY PTY LTD

Interested Person	JOHN POYNTON

Interested Person	JP MORGAN HOLDINGS PAC CAPITAL

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980